NEWS RELEASE

Bonanza
TSX Venture Exchange
Trading Symbol: BZA

AMERICAN BONANZA ANNOUNCES MOBILIZATION DATE FOR
DRILL PROGRAM AT THE GOLD BAR PROPERTY IN NEVADA

June 24, 2003 - AMERICAN BONANZA GOLD MINING CORP. (“Bonanza”) is pleased to report the mobilization date for the initial drill program at the Gold Bar Property located in the Battle Mountain/Eureka mineral belt in central Nevada. The Gold Bar project is subject to an option agreement with American Nevada Gold Corp., with Bonanza acting as Operator of the project.

Bonanza has received approval on drilling permits and has selected a drill contractor. Mobilization to the site is scheduled for June 28. Minimal site preparation is required as the drill pad will be located near the bottom of the main pit where access along haul roads is excellent.

This initial drill program is designed to provide preliminary information concerning stratigraphy, alteration and possible gold mineralization in the Roberts Mountains Formation at the intersection of mineralized structures. These structures, known as 'feeder structures’, were the plumbing system for the upward migration of gold bearing fluids that formed the Gold Bar ore deposit. These structures have been mapped at the surface, in the open pit, and have been encountered in exploration drilling. The targeted Roberts Mountains Formation is the most favourable host rock for Carlin-type gold deposits and is known to exist in the Main Gold Bar Pit area at depths of approximately 700 metres. The target deposit would occur where the feeder structures intersect the Roberts Mountains Formation, and would be a high grade, deep Carlin type deposit.

The Stage 1 Exploration Program at the Gold Bar project has been completed, in part consisting of data entry and processing of over 11,000 individual blast hole assays from the Gold Bar Main Pit area. These high-density gold data serve to refine the location of feeder structures and have been incorporated with structural, geological and exploration drilling data into 2-D and 3-D models.

Production at the Gold Bar Pit by Atlas Corporation and its subsidiaries began in 1987 and continued until the mine closed in 1994. A total of 7,514,600 tons grading 0.074 opt gold were produced, with recoveries averaging 87%, resulting in production of 485,000 ounces of gold, as previously announced.

Additional information about Bonanza can be obtained at www.americanbonanza.com

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

For further information call or write:
Brian Kirwin, President and Chief Executive Officer (775) 824-0707
Giulio T. Bonifacio, Executive Vice President and Chief Financial Officer (604) 699-0023